**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

| OMB APPROVAL | |
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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| **8-68601** |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALERS: Citco Securities Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Bloor Street East, Suite 2700
(No. and Street)

| Toronto | Ontario, Canada | M4W 1A8 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Case +1- 647-260-6555
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

| 30 Rockefeller Plaza | New York | NY | 10112 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# CITCO SECURITIES INC.
(SEC I.D. No. 8-68601)


STATEMENT OF FINANCNIAL CONDITION AS OF DECEMBER 31, 2020

AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Filed pursuant to Rule 17a-5(e) (3) under the Securities Exchange Act of 1934 as a Public Document.





**AFFIRMATION**

I, Scott Case, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Citco Securities Inc., as of December 31, 2020, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m)A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STEVEN THOMAS SMILEY NOTARY PUBLIC PROVINCE OF ONTARIO

Steven Thomas Smiley, Notary Public,
City of Toronto, limited to the attestation
of instruments and the taking of affidavits,
for Citco Bank Canada and its affiliates.
Expires November 1, 2022



Deloitte.

**Deloitte & Touche LLP**
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of Citco Securities Inc.

## Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Citco Securities Inc. (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 19, 2021

We have served as the Company's auditor since 2019.

# Citco Securities Inc.

## Statement of Financial Condition as at December 31, 2020

(Stated in U.S. Dollars)

| | Note | | |
|---|---|---|---|
| **Assets** | | | |
| Cash | 2.8 | 278,253 | |
| Other assets | 7 | 25,822 | |
| **Total assets** | | | 304,075 |
| | | | |
| **Equity and liabilities** | | | |
| | | | |
| **Liabilities** | | | |
| | | | |
| Accrued expenses and other payable | | 25,526 | |
| **Total liabilities** | | | 25,526 |
| | | | |
| **Equity** | | | |
| | | | |
| Share capital | 6 | 1 | |
| Additional paid-in capital | | 2,715,000 | |
| Accumulated Deficit | | (2,436,452) | |
| **Total equity attributable to the shareholder of the company** | | | 278,549 |
| | | | |
| **Total equity and liabilities** | | | 304,075 |

See accompanying notes to the financial statement.

# Citco Securities Inc.
## Notes to the Financial Statement

### 1. General

### 1.1 Ownership

Citco Securities Inc. (the "Company") was organized on April 28, 2010 as a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company computes its regulatory net capital under the basic method of Securities and Exchange Commission ("SEC") Rule 15c3-1. The Company acts as a broker-dealer and is exempt from SEC Rule 15c3-3 under paragraph k (2) (ii) as the Company does not maintain customer accounts and clears all customer transactions on a fully disclosed basis with a clearing firm.

The Company is a wholly owned subsidiary of Citco Financial Products (London) Limited ("Parent"). The ultimate parent company is Citco III Limited, a company incorporated in the Cayman Islands.

Its registered office is as follows:

2 Bloor Street East, Suite 2700
Toronto, Ontario
M4W 1A8
Canada

### 1.2 Activities

The Company's activities are assisting clients with administrative activities to invest in certain money market funds generating fixed service fees and acting as an agent for institutional buyers and seller (collectively "Institutions"), by facilitating the purchase and sale of private placement securities on behalf of the institutions, on a no recommendations basis through the Citco Fund net system or its functional equivalent, which may be adopted from time to time; in conjunction therewith, the firm does not act as placement agent for any issuer.

### 2. Principle accounting policies

### 2.1 Statements of compliance

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The U.S. Dollar is the functional currency of the Company.

### 2.2 Basis of measurement

These financial statements have been prepared on a historical cost basis.

# Citco Securities Inc.

## Notes to the Financial Statement

### 2.3 Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ materially from those estimates. Estimates are only used in the calculation of accrued expenses and liabilities.

### 2.4 Revenue

The Company recognizes revenue in accordance with the guidance of Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers. The Topic provides accounting and disclosure requirements for revenue recognition. The guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Revenue from contracts with customers includes transaction fees and service fees. The recognition and measurement of revenue is based on the assessment of individual contract terms.

Transaction fees arise from negotiating a transaction for a third party, such as the arrangement of the acquisition of shares or other securities, and are recorded on the trade date. The Company has determined that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument, and counter parties are identified, the pricing is agreed upon and the control of ownership have transferred to/from the customer.

Service fees arise from assisting clients with administrative activities to invest in certain money market funds generating fixed fees based on the average daily value of total number of shares held in client accounts.

### 2.5 Foreign currency transactions

Transactions in currencies other than USD are initially recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in such currencies are retranslated at the rates prevailing at the end of the reporting period.

**Citco Securities Inc.**

**Notes to the Financial Statement**

### 2.6      Taxation

The Company uses the liability method in providing for income taxes on all transactions that have been recognized in the financial statements. The liability method requires that deferred taxes be adjusted to reflect the enacted tax rates at which future taxable amounts are anticipated to be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net loss in the period such change occurs. The measurement of a deferred tax asset is adjusted by a valuation allowance, if necessary, to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not that they will be realized.

No deferred tax asset has been recognized as the Company does not have sufficient taxable profits available against which the deductible temporary differences can be utilized. The Company started generating revenue in the year 2015. The deferred tax asset recognition will be reviewed during 2021 as needed.

### 2.7      Fair value of financial assets and liabilities

Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. All of the Company's financial assets and liabilities, including cash, other assets, due to affiliates, accounts payable and accrued liabilities, are carried at amounts which approximate fair value due to their short-term nature or imminent maturity.

The following table provides at the end of the reporting period an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 – Quoted prices for similar assets in active markets or quoted prices for identical assets in markets that are not considered to be active, or financial instruments for which all significant valuation inputs are observable, either directly or indirectly; and

Level 3 – Prices or valuations that require inputs that are both significant to fair value measurement and unobservable.

**Citco Securities Inc.**

**Notes to the Financial Statement**

| | Level 1 USD | Level 2 USD | Level 3 USD | Total USD |
|---|---|---|---|---|
| As at December 31, 2020: | | | | |
| *Current assets* | | | | |
| Other assets | 7,678 | – | – | 7,678 |
| Bank balances and cash | 278,253 | – | – | 278,253 |
| **Total assets** | 285,931 | – | – | 285,931 |
| | | | | |
| *Current liabilities* | | | | |
| Accrued expenses and other payable | 25,526 | – | – | 25,526 |
| **Total liabilities** | 25,526 | – | – | 25,526 |

### 2.8 Cash

Cash comprises current account balances with banks. The carrying value approximates fair value.

| | 2020 USD |
|---|---|
| Current accounts with third-party banks | 273,950 |
| Current accounts with Citco banks | 4,303 |
| | 278,253 |

### 2.9 Liquidity

The Company has incurred recurring losses from operations, expects to do so in the future and has relied upon capital contributions from the Parent to fund operating activities. The Company's ability to continue as a going concern is dependent upon the continued financial support from the Parent. The Parent has indicated that it will provide additional capital as needed to sustain the Company one year from the date these financial statements are available to be issued.

**Citco Securities Inc.**

**Notes to the Financial Statement**

### 2.10 Recent Accounting Pronouncements

On December 18, 2019, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes ("ASU 2019-12"), which is expected to reduce the cost and complexity related to accounting for income taxes.

The ASU removes certain exceptions to the general principles in ASC 740, Income Taxes, thereby eliminating the need for an entity to analyse whether they apply in a given accounting period:

The amendments in ASU 2019-12 are effective for fiscal years beginning after December 15, 2021.The Company is currently evaluating the impact of new guidance on its financial statements.

### 2.11 Allowance for Credit Losses

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

The Company identified other assets carried at amortized cost as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening retained earnings as of the beginning of the first reporting period effective. The adoption of ASC Topic 326 has not resulted in any cumulative effect adjustment for the Company.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including other assets utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with other assets is not significant until they are 90 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards.

# Citco Securities Inc.

## Notes to the Financial Statement

### 3.   Deferred Taxes

The following are the major deferred tax assets recognized by the Company and the related movements during the year:

|  | 2020 |
|---|---|
|  | USD |
| Non-capital loss carryforward as at January 1, 2020 | - |
| Increase | 48,949 |
| Decrease from valuation allowance | (48,949) |
| Non-capital loss carryforward as at December 31, 2020 | - |

The Company has net operating losses which are scheduled to expire starting on December 31, 2032. A full valuation allowance has been applied to the related deferred tax asset, as it is not more likely than not that the net operating loss carry forward will be utilized.

### 4.   Related party transactions

The Company is a party to service agreements with its affiliates Citco (Canada) Inc., Citco Bank and Trust Company (Bahamas) Limited, Citco Banking Corporation N.V and Citco Bank Canada. The Company receives services from Citco (Canada) Inc. for the rental of premises. In addition, it receives from Citco Bank Canada, Citco Bank and Trust Company (Bahamas) Limited and Citco Banking Corporation N.V custody related services with regards to the Money Market activities performed on behalf of the Company's clients. The Company also receives personnel services and settles its transaction fee with Citco Bank Canada as customer accounts are maintained with Citco Bank Canada. Transactions are made in the normal course of business and have been recorded at the exchange value.

At December 31, 2020 the other assets balance includes the following related party balances:

|  | 2020 |
|---|---|
|  | USD |
| From Citco Bank Canada | 203 |
|  | 203 |

# Citco Securities Inc.

# Notes to the Financial Statement

At December 31, 2020 the accrued expenses and other payable balance includes the following related party balances:

|  | 2020 |
| --- | --- |
|  | USD |
| To Citco Banking Corporation N.V. | 281 |
| To Citco Bank and Trust Company (Bahamas) Limited | 1,250 |
|  | 1,531 |

## 5.    Financial risk management

### Risk overview

In its operating environment and daily activities, the Company encounters various risks and constantly strives to mitigate related risks.

The main risks identified by the Company, related to the activities, are:

(a)    Strategic risk: the risk to prospective earnings and capital arising from changes in the business environment and from adverse business decisions, improper implementation of decisions or lack of responsiveness to changes in the business environment.

(b)    Market risk, which includes two types of risk:

Currency risk: the current or prospective risk to earnings and/or capital from adverse movements in foreign exchange rate exposures; and

Interest rate risk: the current or prospective risk to earnings and/or capital from adverse movements in interest rate exposures due to interest rate mismatches between assets and liabilities.

(c)    Credit risk: the current or prospective risk arising from counterparty's failure to meet the terms of any contract with the Company or its failure to perform as agreed.

(d)    Liquidity risk: the risk of an inability to meet payment obligations when they fall due and to replace funds when they are withdrawn.

(e)    Operational risk: the risk of loss resulting from people, inadequate or failed internal processes and systems or from external events.

# Citco Securities Inc.

# Notes to the Financial Statement

(f)      Capital adequacy risk: the risk that the capital position is not consistent with the Company's overall risk profile and strategy, and it therefore, holds an inappropriate level of capital against its minimum regulatory capital requirements.

## Market risk

It is the Company's policy not to actively enter into risk positions. The Company maintains a Canadian dollar bank account to pay the majority of its expenses, and there is no other foreign currency exposure. The Company's revenue is earned in US dollars, and most consultancy fees and regulatory fees are also paid in US dollars. The Company has minimal exposure to market risk. The Company's financial instruments include USD 12,632 net exposure to the Canadian dollar as at December 31, 2020.

A 5% increase or decrease in US dollar foreign currency exchange rates, all other factors being equal, at December 31, 2020 would have decreased or increased net loss by approximately USD 632.

## Interest rate risk

Interest rate risk is the current or prospective risk to earnings and capital arising from adverse movements in interest rates. The Company is not exposed to significant amount of interest rate risk as there is no interest-bearing instrument.

## Credit risk

Credit risk is the current or prospective risk to earnings and capital arising from a debtor's failure to meet the terms of any contract with the Company or if a debtor otherwise fails to perform. The Company has little exposure to credit risk. The Company has USD 7,475 in other assets which includes USD 5,653 for 2020 Harmonized Sales Tax (HST) receivable; and USD 1,822 of accrued income.

## Liquidity risk management

Ultimate responsibility of liquidity risk management rests with the Board of Directors, which has built an appropriate liquidity risk management framework for the management of the Company's short, medium and long-term funding and liquidity management requirements. The table has been drawn up based on the undiscounted cash flows of financial assets and liabilities based on the earliest date on which the Company can be required to pay.

**Citco Securities Inc.**

**Notes to the Financial Statement**

| | Up to 1 month | 1-3 months | Total |
|---|---|---|---|
| | USD | USD | USD |
| As at December 31, 2020: | | | |
| *Current assets* | | | |
| Other assets | 2,025 | 5,653 | 7,678 |
| Bank balances and cash | 278,253 | – | 278,253 |
| **Total assets** | 280,278 | 5,653 | 285,931 |
| | | | |
| *Current liabilities* | | | |
| Accrued expenses and other payable | 3,630 | 21,896 | 25,526 |
| **Total liabilities** | 3,630 | 21,896 | 25,526 |
| | | | |
| On-balance sheet surplus/(deficit) | 276,648 | (16,243) | 260,405 |

### Legal and regulatory risk

The Company is subject to rules and regulations from the SEC, the Ontario Securities Commission ("OSC"), and FINRA. The Company has consultants in the United States of America and in Canada to assist management with compliance of regulatory developments.

### COVID-19

During 2020, the World Health Organization declared COVID-19 to constitute a "Public Health Emergency of International Concern." This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period the Company's results may be affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

### 6.    Share capital

Authorized shares - unlimited

Ordinary shares issued and fully paid:

| | Number of shares |
|---|---|
| As at January 1, 2020 | 1 |
| Issue of new shares | - |
| As at December 31, 2020 | 1 |

**Citco Securities Inc.**

**Notes to the Financial Statement**

## 7. Other assets

Prepaid expenses consist of cash paid in advance of services rendered.

Other assets consist of HST receivables, receivables from affiliates and accrued income.

|  | 12.31.2020 |
| --- | ---: |
|  | USD |
| Prepaid expenses | 18,144 |
| Accrued Income | 1,822 |
| Receivables from affiliates | 203 |
| HST receivables | 5,653 |
|  | 25,822 |

## 8. Contingencies and other regulatory matters

### Legal Matters

The Company reviews its legal and regulatory inquiries on an ongoing basis and provides disclosure and records loss contingencies in accordance with the loss contingencies accounting guidance. The Company establishes an accrual for losses at its best estimate when it assesses that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The Company monitors these matters for developments that would affect the likelihood of a loss and the accrued amount, if any, and adjusts the amount as appropriate. Although occasional adverse decisions or settlements may occur, the Company believes that the final disposition of such matters will not have a material adverse effect on the Company's financial statements.

### Regulatory Matters

The Company operates as a SEC registered securities broker-dealer and FINRA member. Accordingly, the Company is subject to periodic regulatory examinations and inspections. Compliance and private company transaction issues that are reported to regulators, such as FINRA and the SEC, by dissatisfied clients or others are investigated by such regulators, and may, if pursued, result in formal claims being filed against the Company by clients or disciplinary action being taken against the Company or its employees by regulators. Any such claims or disciplinary actions that are decided against the Company could have a material impact on the financial results of the Company.

**Citco Securities Inc.**

**Notes to the Financial Statement**

### 9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under SEC Rule 15c3-1, the Company is required to maintain minimum net capital and an allowance ratio of aggregate indebtedness to net capital which, as defined under this Rule shall not exceed 15 to 1. Under the basic method, the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 and 6.67% of aggregate indebtedness. At December 31, 2020, the Company had net capital of approximately USD 247,760, which is USD 242,760 in excess of the required minimum net capital. The Company's net capital ratio was 0.10 to 1 at December 31, 2020.

**Citco Securities Inc.**

**Notes to the Financial Statement**

### 10. Subsequent events

The Company has evaluated subsequent events up to and including the date that these financial statements were available to be issued. The Company has determined there were no events or transactions during such period which would require recognition or disclosure in these financial statements.